

New York Stock Exchange
11 Wall Street
New York, NY 10005

April 21, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of AMERICAN HONDA FINANCE CORPORATION, under the Exchange Act of 1934.

- 1.600% Medium-Term Notes, Series A, due April 20, 2022
- 1.950% Medium-Term Notes, Series A, due October 18, 2024

Sincerely,

Ben Soyer